Exhibit 99.1

Polestar announces completion of USD 640 million debt-to-equity conversions

•	Total of USD 640 million debt converted into Polestar’s equity since the start of 2026

•	Term of recent shareholder loan from Geely Sweden Holdings AB extended

•	Green Trade Finance Facility increased to EUR 450 million

GOTHENBURG, Sweden – 1 July 2026. Polestar (Nasdaq: PSNY) announces that Geely Sweden Holdings AB and Volvo Cars completed previously announced debt-to-equity conversions. On 30 June 2026, approximately USD 300 million and USD 66 million of their respective outstanding shareholder loans were converted into Polestar’s equity. This brings the total of debt converted by the parties into Polestar’s equity to approximately USD 640 million since the beginning of 2026. As previously announced, the remaining approximately USD 660 million of Volvo Cars’ shareholder loan matures in December 2031.

On 3 June 2026, Polestar and Geely Sweden Holdings AB agreed to extend the term of the outstanding amount of the subordinated term loan facility, which was initially provided to Polestar in December 2025, to 30 June 2027.

Following the completion of the relevant loan documentation, on 5 June 2026, the Green Trade Finance Facility (TFF) was increased by an additional EUR 50 million to EUR 450 million through the addition of Fubon Bank (Hong Kong) Limited as a new member of the TFF syndicate. Standard Chartered Bank continues to act as Structuring Bank and Facility Agent for the TFF.

Michael Lohscheller, Polestar CEO, says: “We are pleased to report the completion of debt-to-equity conversions by Geely Sweden Holdings AB and Volvo Cars. These transactions, together with further extensions of existing facilities, improve Polestar’s capital structure and lengthen our debt maturity profile, as we continue the ramp-up of our new product portfolio.”

Additional information about the debt-to-equity conversions

The conversion price for Geely’s debt-to-equity conversion of approximately USD 300 million was set at a conversion price of USD 19.34.

The conversion price for Volvo Cars’ debt-to-equity conversion of approximately USD 340 million was set at 95 per cent of the 30-day volume-weighted average price in Polestar shares up to 27 March 2026.

Previous press releases about the debt-to-equity conversions:

31 March 2026: Polestar announces updates to its capital structure and intention to consolidate Polestar 3 manufacturing

19 December 2025: Polestar announces equity financing transaction of USD 300 million and a USD 300 million debt to equity conversion

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Contacts

Anna Gavrilova
Head of Investor Relations
anna.gavrilova@polestar.com

Theo Kjellberg
Head of Corporate Communications
theo.kjellberg@polestar.com

Ends.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 31 markets globally across North America, Europe and Asia Pacific.

Polestar has four models in its line-up: Polestar 2, Polestar 3, Polestar 4, and Polestar 5. Planned models include Polestar 4 new variant (to be introduced in the last quarter of 2026), Polestar 2 successor (to be launched early in 2027), Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-looking statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

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These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles and Polestar’s response to the US government’s denial of a specific authorization for the US), governmental incentives, tariffs and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and the conflict with Iran and the conflict in the Red Sea; and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

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